EXHIBIT 99.1

Qiao Xing Universal Says CECT Mini PDA Mobile Phones
A Hit in China’s Domestic Market

     HUIZHOU, Guangdong, China, Aug. 26 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. announced today that its subsidiary, CEC Telecom Co., Ltd. (CECT), recently launched a new model Mini PDA Mobile Phone — CECT T868 — to satisfy white-collar ladies, supplying the demand for handsets of good taste and practical use. Such PDA phones are now best sellers in China’s domestic market.

     Mr. Wu Zhi Yang, CEO of CECT said, “Besides having commercial and popular functions such as WAP, a 128M memory stick, data exchange abilities, translation software and a digital camera, the phones are also small in size and lightweight (84g), not to mention exquisite in appearance. Such features have helped to attract the attention of many white-collar ladies. What’s more, compared with similar PDA mobile phones launched by other domestic and foreign companies, the T868 is more competitively priced, costing around only US$327.”

     “Based on our strong R&D capabilities and sound understanding of the domestic market, CECT has become one of the most outstanding pioneers in launching fashionable and unique mobile phones. By developing and launching products with unique characteristics and functions, to cater for different consumer groups, we are able to position ourselves at the edge of the market and boost revenues and gross margins efficiently,” concluded Mr. Wu Zhi Yang.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE	Qiao Xing Universal Telephone, Inc.
-0-	08/26/2004
/CONTACT:	Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
/Web Site:	http://www.cosun-xing.com / (XING)